UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of November, 2020

Commission File Number: 001-38376

Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.
(Translation of registrant’s name into English)

Avenida Thomas Edison 2701
C1104BAB Buenos Aires
Republic of Argentina
+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

 CENTRAL PUERTO S.A.

 Results for the Quarter and nine-month period
 Ended on September 30, 2020

Central Puerto: 3Q2020 Results

Buenos Aires, November 11 - Central Puerto S.A (“Central Puerto” or the “Company”) (NYSE: CEPU), a leading power generation company in Argentina, reports its consolidated financial results for the Third Quarter 2020 (“Third Quarter” or “3Q2020”, and “nine-months period” or “9M2020”, respectively).

A conference call to discuss the results of the Third Quarter 2020 will be held on November 12, 2020 at 9:00 Eastern Time (see details below). All information provided is presented on a consolidated basis, unless otherwise stated.

Financial statements as of and for the quarter and nine-months period ended on September 30, 2020 include the effects of the inflation adjustment, applying IAS 29. Accordingly, the financial statements have been stated in terms of the measuring unit current at the end of the reporting period, including the corresponding financial figures for previous periods informed for comparative purposes. Growth comparisons refer to the same period of the prior year, measured in the current unit at the end of the period, unless otherwise stated. Consequently, the information here included for the quarter and the nine-months period ended on September 30, 2019, is not comparable to the Financial Statements previously published by the company.

Definitions and terms used herein are provided in the Glossary at the end of this document. This release does not contain all the Company’s financial information. As a result, investors should read this release in conjunction with Central Puerto’s consolidated financial statements as of and for the quarter and nine-months period ended on September 30, 2020 and the notes thereto, which will be available on the Company’s website.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2192 inversores@centralpuerto.com www.centralpuerto.com

 Results for the Quarter and nine-month period
 Ended on September 30, 2020

A. 3Q2020 Highlights

3Q2020 energy generation decreased 1% to 3,902 GWh, as compared to 3,938 GWh during the same period of 2019. Energy generation was positively impacted by the new renewable wind farms La Castellana II, La Genoveva I and II, Manque and Los Olivos, and the new Luján de Cuyo cogeneration unit, and negatively impacted by lower water availability for the Piedra del Águila hydro plant (for more information see section B. Main Operating Metrics).

Thermal units’ availability during the quarter was 89%, compared to 94% in the 3Q2019, and a market average of 84% for the 3Q2020, mainly due to the unavailability of unit LDCUCC25 (which came online again on July 2020), and some of the steam turbines of the Puerto and Luján de Cuyo plants.

“During the third quarter, we continued with our expansion plans. As a result, La Genoveva I wind farm is expected to commence operations this month, adding 88 MW to our renewable energy portfolio.
We’ve made good advances in our Terminal 6 cogeneration project too, which will contribute to improve the efficiency of the electric system”.
Jorge Rauber, CEO of Central Puerto

Effects of the Quarantine measures due to the Covid-19 crisis. On March 20, 2020 the Argentine Government issued Decree No. 297/2020 establishing a preventive and mandatory social isolation policy (“the Quarantine”) as a public health measure to contain the effects of the COVID-19 outbreak. Consequently, electric energy demand decreased 2.2% during the 3Q2020, as compared to the same period of 2019.

Renewable Energy

Green bond issuance. On August 31, 2020, the subsidiaries of Central Puerto CP Manque and CP Los Olivos issued two Green Bonds in the local securities market (“the Co-issuance”) for the equivalent of US$ 50 million, replacing outstanding bridge loans that had been received to finance the construction of the wind farms that these renewable energy companies operate.

The placement consisted in a dollar-link series (Class 1), integrated in Argentine pesos, for US$ 35 million (ticker BYMA: OMC1) with a maturity of three years, and a series in Argentine pesos (Class 2) with a maturity of one year for the equivalent in argentine pesos of US$ 15 million (ticker BYMA: OMC2).

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2192 inversores@centralpuerto.com www.centralpuerto.com

 Results for the Quarter and nine-month period
 Ended on September 30, 2020

The issuance was recognized by Fix Ratings, an affiliate of Fitch Ratings, with the Green Bond rating BV1 as it is aligned with the four main components of the 2018 Green Bond Principles (GBP) of the International Capital Market Association (ICMA).

Additionally, they were included in the Panel of Social, Green and Sustainable Bonds (SVS) at Bolsa y Mercados Argentinos (BYMA), being the first to be included in this Panel since the instruments’ issuance.

La Genoveva I. On September 11, 2020 and October 30, 2020 CAMMESA authorized the partial commissioning of 50.4 MW and 33.6 MW of the wind farm La Genoveva I, starting the energy generation form this plant. After the project completion date, expected in November 2020, the plant will have a total power output of 88.2 MW, selling its energy under a 20-years PPA under the RenovAr regulatory framework.

Advances in new Terminal 6-San Lorenzo cogeneration plant (391 MW). During the quarter the company continued with the construction of the new Terminal 6-San Lorenzo cogeneration plant. Furthermore, a commissioning of the gas turbine (284 MW) in an open cycle configuration is projected in November 2020 for operations with natural gas, and in January 2021 for dual fuel operations (natural gas or liquid fuels), which will allow selling energy under the spot market regulation (Res. 31/2020). Once the commissioning of the steam turbine and the COD for the full project is achieved, which is expected for the first half of 2021, the plant will be remunerated under a 15-years PPA on the energy side and also sell steam under another 15 year contract to a private off taker.

FX controls by the Central Bank of Argentina (BCRA). On September 15, 2020, the BCRA established a new regulation to access to the foreign exchange market for the repayment of international financial debt. This regulation establishes that companies who have principal installments due between October 15, 2020 and March 31, 2020, are enabled to access to the official FX Market for the 40% of such installments, and for the remaining 60%, they have to agree on a refinancing plan with the Lenders. This refinancing plan has to meet certain conditions, including that it has to have an average maturity of at least 2 years.

The rule affects the installments due in December 2020 and March 2021 (US$ 36 million each one) of the Syndicate Loan obtained to fund the acquisition of the Brigadier López Thermal Plant. As of the date of this releases, the Company is in negotiations with the Lenders regarding this new regulation.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2192 inversores@centralpuerto.com www.centralpuerto.com

 Results for the Quarter and nine-month period
 Ended on September 30, 2020

B. Main operating metrics

The table below sets forth key operating metrics for 3Q2020, compared to 2Q2019 and 3Q2019, and 9M2020, compared to 9M2019:

Key Metrics	3Q 2020	2Q 2020	3Q 2019	Var % (3Q/3Q)	9M 2020	9M 2019	Var % (9M/9M)
Continuing Operations
Energy Generation (GWh)	3,902	2,674	3,938	(1%)	10,515	10,744	(2%)
-Electric Energy Generation- Thermal*	2,480	1,708	2,381	4%	6,905	7,371	(6%)
-Electric Energy Generation – Hydro	1,091	661	1,372	(21%)	2,680	2,884	(7%)
-Electric Energy Generation – Wind	331	305	185	79%	930	489	90%
Installed capacity (MW; EoP1)	4,366	4,316	4,140	5%	4,366	4,140	5%
-Installed capacity -Thermal (MW)	2,589	2,589	2,493	4%	2,589	2,493	4%
-Installed capacity - Hydro (MW)	1,441	1,441	1,441	0%	1,441	1,441	0%
-Installed capacity - Wind (MW)	336	286	206	63%	336	206	63%
Availability - Thermal2	89%	83%	94%	(5 p.p.)	87%	93%	(6 p.p.)
Steam production (thousand Tons)	289	273	221	31%	817	764	7%
Source: CAMMESA; company data. * Includes generation from Brigadier López starting on April 2019.
1 EoP refers to “End of Period”.
2 Availability weighted average by power capacity. Off-time due to scheduled maintenance agreed with CAMMESA is not considered in the ratio.

In the 3Q2020, energy generation decreased 1% to 3,902 GWh, compared to 3,938 GWh in the 3Q2019, As a reference, domestic energy generation decreased 2.9% during the 3Q2020, compared to the 3Q2019, according to data from CAMMESA.

The decrease in the energy generated by Central Puerto was due to:

a)
a 21% decrease in energy generation form the hydro plant Piedra del Águila due to lower waterflow in the Limay and Collón Curá rivers,

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2192 inversores@centralpuerto.com www.centralpuerto.com

 Results for the Quarter and nine-month period
 Ended on September 30, 2020

This was partially offset by,

b)
a 79% increase in energy generation from renewable units, which increased mainly the due to the operation during the full quarter of La Castellana II (15.2 MW) and La Genoveva II (41.8 MW) wind farms that commenced their commercial operations during the 3Q2019, Manque (57 MW) and Los Olivos (22.8 MW), which started operations during December 2019 and February 2020, and the partial commissioning of the La Genoveva which started operations during September 2020, as described above, and,

c)
a 4% increase in the electricity generation from thermal units, mainly due to the new Luján de Cuyo cogeneration unit.
During 3Q2020, machine availability for thermal units reached 89%, compared to 94% in 3Q2019, mainly because of the significative failure in the main transformer of the Siemens branded combined cycle of the Luján de Cuyo plant (unit LDCUCC25) occurred in April 12, 2020, which returned to service on July 16, 2020, and to a lesser extent, to smaller events in some of the steam turbines of the Puerto and Luján de Cuyo plants. As a reference, the market average availability for thermal units for the same period of 84%, according to data from CAMMESA.

Steam generation during the 3Q2020, which was generated from the new Luján de Cuyo cogeneration unit, reached its expected capacity. During the third quarter of 2019, the production had a decrease due to the scheduled halt in the old cogeneration unit of the Luján de Cuyo plant in order to allow the necessary civil works in the steam pipeline for the connection of the new cogeneration unit, which started operations on October 5, 2019. Therefore, due to this effect, the output for the third quarter 2020 was 31% higher than the third quarter of 2019, reaching normal levels.

In the 9M2020, energy generation decreased 2% to 10,515 GWh, compared to 10,744 GWh in the 9M2019. As a reference, domestic energy generation increased 0.6% during the 9M2020, compared to the 9M2019, according to data from CAMMESA.

The decrease in the energy generated by Central Puerto was due to:

a)
a 6% decrease in the electricity generation from thermal units, due to i) the unavailability of the unit LDCUCC25 (306.4 MW) mainly during the 2Q2020, ii) lower energy demand due to the effects of the Quarantine measures related to the Covid-19 crisis, which was partially offset by iii) the generations from the new Luján de Cuyo cogeneration unit, and
b)
a 7% decrease in energy generation form the hydro plant Piedra del Águila due to lower waterflow in the Limay and Collón Curá rivers,

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2192 inversores@centralpuerto.com www.centralpuerto.com

 Results for the Quarter and nine-month period
 Ended on September 30, 2020

This was partially offset by,

c)
a 97% increase in energy generation from renewable units, which increased mainly due to the operation during the full period of La Castellana II (15.2 MW), La Genoveva II (41.8 MW) wind farms that commenced their commercial operations during the 3Q2019, and Manque (57 MW) and Los Olivos (22.8 MW), which started operations during December 2019 and February 2020, respectively.
During the 9M2020, machine availability for thermal units reached 87%, compared to 93% in 9M2019, mainly due to the unavailability of the Siemens branded combined cycle mentioned before. As a reference, the market average availability for thermal units for the same period of 84%, according to data from CAMMESA.

Finally, steam production showed an increased 7%, totaling 817,000 tons produced during 9M2020 compared to 764,000 tons during the 9M2019, when it was affected by the necessary civil works to connect the new Luján de Cuyo cogeneration unit to the steam pipeline mentioned above.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2192 inversores@centralpuerto.com www.centralpuerto.com

 Results for the Quarter and nine-month period
 Ended on September 30, 2020

C. Financials

Main financial magnitudes of continuing operations

Million Ps.	3Q 2020	2Q 2020	3Q 2019	Var % (3Q/3Q)	9M 2020	9M 2019	Var % (9M/9M)
	Unaudited, subject to limited review according to rule ISRE 2410	Unaudited1	Unaudited, subject to limited review according to rule ISRE 2410		Unaudited, subject to limited review according to rule ISRE 2410	Unaudited, subject to limited review according to rule ISRE 2410
Revenues	9,079	7,733	10,616	(14%)	25,894	30,054	(14%)
Cost of sales	(3,617)	(3,634)	(4,365)	(17%)	(11,023)	(15,586)	(29%)
Gross profit	5,462	4,100	6,251	(13%)	14,871	14,468	3%
Administrative and selling expenses	(600)	(597)	(808)	(26%)	(1,900)	(2,196)	(13%)
Operating income before other operating results	4,862	3,503	5,443	(11%)	12,971	12,273	6%
Other operating results, net	1,621	3,359	12,9112	(87%)	7,547	18,861	(60%)
Operating income	6,484	6,862	18,354	(65%)	20,519	31,134	(34%)
Depreciations and Amortizations	1,198	1,313	960	25%	3,829	2,295	67%
Adjusted EBITDA	7,682	8,175	19,314	(60%)	24,347	33,429	(27%)
1. Includes, among others, the following concepts:
● Impairment on property, plant and equipment	-	(469)	(841)	N/A	(1,348)	(841)	60%
● Foreign Exchange Difference and interests related to FONI trade receivables	1,412	3,449	9,326	(85%)	7,747	14,828	(48%)
Adjusted EBITDA excluding FX difference and interests related to FONI trade receivables and Impairment on property, plant and equipment	6,269	5,195	10,829	(42%)	17,948	19,442	(8%)
Average exchange rate of period	73.32	67.74	50.65	45%	73.32	44.59	64%
Exchange rate end of period	76.18	70.46	57.59	32%	76.18	57.59	32%
NOTE: Exchange rates quoted by the Banco de la Nación Argentina are provided only as a reference. The average exchange rate refers to the average of the daily exchange rates quoted by the Banco de la Nación Argentina for wire transfers (divisas) for each period.

See “Disclaimer-Adjusted EBITDA” below for further information.

1 2Q2020 figures are stated in the measuring unit current as of September 30, 2020, calculated as the results for the 9M2020 minus the 1H2020, measured in such unit.
2 Includes a one-time-gain in interests on CAMMESA trade receivables and an extraordinary FX difference charge due to the high depreciation of the Argentine peso during the 3Q2019 following the presidential primary elections. See the complete explanation in the section 3Q 2020 Results Analysis – Adjusted EBITDA.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2192 inversores@centralpuerto.com www.centralpuerto.com

 Results for the Quarter and nine-month period
 Ended on September 30, 2020

Adjusted EBITDA Reconciliation

Million Ps.	3Q 2020	2Q 2020	3Q 2019	Var % (3Q/3Q)	9M 2020	9M 2019	Var % (9M/9M)
	Unaudited subject to limited review according to rule ISRE 2410	Unaudited3	Unaudited subject to limited review according to rule ISRE 2410		Unauditedsubject to limited review according to rule ISRE 2410	Unauditedsubject to limited review according to rule ISRE 2410
Consolidated Net income for the period	2,287	2,357	4,817	(53%)	5,729	8,965	(36%)
Loss on net monetary position	(322)	(167)	(954)	(66%)	(845)	3,105	(127%)
Financial expenses	4,422	5,409	13,269	(67%)	14,644	16,654	(12%)
Financial income	(927)	(1,493)	(1,199)	(23%)	(2,576)	(2,697)	(4%)
Share of the profit of an associate	(101)	96	(588)	(83%)	(67)	(1,118)	(94%)
Income tax expenses	1,126	659	3,009	(63%)	3,634	6,225	(42%)
Depreciation and amortization	1,198	1,313	960	25%	3,829	2,295	67%
Adjusted EBITDA	7,682	8,175	19,314	(60%)	24,347	33,429	(27%)
1. Includes, among others, the following concepts:
● Impairment on property, plant and equipment	-	(469)	(841)	N/A	(1,348)	(841)	60%
● Foreign Exchange Difference and interests related to FONI trade receivables	1,412	3,449	9,326	(63%)	7,747	14,828	(48%)
Adjusted EBITDA excluding Foreign Exchange Difference and interests related to FONI trade receivables and Impairment on property, plant and equipment	6,269	5,195	10,829	(42%)	17,948	19,442	(8%)

3 2Q2020 figures are stated in the measuring unit current as of September 30, 2020, calculated as the results for the 9M2020 minus the 1H2020, measured in such unit.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2192 inversores@centralpuerto.com www.centralpuerto.com

 Results for the Quarter and nine-month period
 Ended on September 30, 2020

3Q 2020 Results Analysis

Revenues decreased 14% to Ps. 9,079 million in the 3Q2020, as compared to Ps. 10,616 million in the 3Q2019. The decrease in revenues was mainly affected by the abrogation of Resolution No. 70/2018, on December 30, 20194. Consequently, fuel remuneration for units under the Energía Base regulatory framework (and other related concepts), amounted to Ps. 218 million during the 3Q2020, compared to Ps. 1,914 million during the 3Q2019, when Res. 70/18 was in force (see “—Factors Affecting Our Results of Operations—Our Revenues—The Energía Base” in the Company’s 20-F filing).

Without considering fuel remuneration, Revenues for the 3Q2020 would have been Ps. 8,862 million, a 2% increase compared to Ps. 8,702 million in the 3Q2019. This increase was mainly due to:

(i)
an increase in Sales under contracts, which amounted to Ps. 4,349 million during the 3Q2020, as compared to Ps. 3,463 million in the 3Q2019, mainly due to the revenues related to the new Luján de Cuyo cogeneration unit, which started operations on October 2019, and the wind farms La Castellana II, La Genoveva II, Manque and Los Olivos which started operations during June 2019, September 2019, December 2019, and February 2020, respectively, and;

(ii)
an increase in the Steam Sales from the new Luján de Cuyo cogeneration unit, which totaled Ps. 330 million in the 3Q2020, compared to Ps. 98 million in the 3Q2019.
This increase was partially offset by a decrease in Spot Sales/Energia Base (Revenues from Resolution 1, Resolution 31, Resolution 19, SGE Resolution 70/2018 and amendments) which, without considering the remuneration associated to the self-procured fuel under Res. 70/18 mentioned above, were Ps. 3,899 million in the 3Q2020 as compared to 4,898 million in the 3Q2019. This was mainly due to a decrease in prices for units under the Energía Base Regulatory framework established by Res. 31/2020, in force since February 1, 2020, and the suspension Annex VI of such resolution (monthly price adjustment procedure) instructed by the Secretariat of Energy to CAMMESA on April 8, 2020. To a lesser extent, Sales under Energía Base were also affected by the decrease in energy generation from our hydro plant Piedra del Águila and a lower availability for thermal units, mainly related to the combined cycle LDCUCC25 and some of the steam turbines (see B. Main Operating Metrics).

Gross profit was Ps. 5,462 million in the 3Q2020, compared to Ps. 6,251 million in 3Q2019. This decrease was due to (i) the above-mentioned variation in revenues, partially offset by (ii) a 13% reduction in the costs of sales that totaled Ps. 3,617 million, compared to Ps. 4,365 million in the 3Q2019. This decrease in the cost of sales was primarily driven by:

(i)
A 56% decrease in the purchase of fuel (and related concepts) used in the units that sell steam, and electricity under contracts or Energía Base (when applicable), which totaled Ps. 742 million during the 3Q2020, as compared to Ps. 1,687 million in the 3Q2019, mainly due to the cost of the self-supplied fuel purchased in accordance to Res. 70/18, which was in force during the 3Q2019, but was abrogated on December 30, 2019, as described above;

4 On December 30, 2019, through Resolution No. 12/2019, the Ministry of Productive Development abrogated Resolution SE No. 70/2018 (Res. 70/18), which allowed generators to purchase their own fuel, and reinstated effectiveness of section 8 of Resolution No. 95/2013 and section 4 of Resolution No. 529/2014, centralizing fuel purchases through CAMMESA, who provides the fuel without a charge to generators.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2192 inversores@centralpuerto.com www.centralpuerto.com

 Results for the Quarter and nine-month period
 Ended on September 30, 2020

This was partially offset by:

(ii)
a 7% increase in non-fuel-related costs of production, which totaled Ps. 2,875 million in the 3Q2020, as compared to Ps. 2,678 million in the 3Q2019, mainly due to the increase in the installed capacity from the new thermal and renewable energy plants.
Gross Profit Margin was 60% during the 3Q2020, as compared to 59% in the 3Q2019. In addition to the new installed capacity, this change was also affected by the operation of purchase of self-supplied fuel, that has a lower gross profit margin as compared to the gross profit margin of the rest of the operations of the company, which was in force during the 3Q2019 but not during the 3Q2020.

Operating income before other operating results, net, was Ps. 4,862 million, compared to Ps. 5,443 million in the 3Q2019. This decrease was due to (i) the above-mentioned decrease in gross profits, partially offset by (ii) a 26% decrease (in real terms) in administrative and selling expenses that totaled Ps. 600 million in the 3Q2020, as compared to Ps. 808 million in the 3Q2019, mainly driven by i) a Ps. 141 million reduction in tax on bank account transactions which during the 3Q2019 had been significantly higher due to the capital expenditures and loans received associated to the expansion projects, ii) a Ps. 55 million reduction in fees and compensation for professional services, and iii) a Ps. 51 million reduction in office maintenance expenses, among others.

Adjusted EBITDA was Ps. 7,682 million in the 3Q2020, compared to Ps. 19,314 million in the 3Q2019. This decrease was mainly due to:

(i)
the decrease in operating results before other operating income, net mentioned above, which includes an increase in depreciations and amortizations that totaled Ps. 1,198 during the 3Q2020, as compared to Ps. 960 million during the 3Q2019, mainly related to the new renewable and thermal plants, and

(ii)
A foreign exchange difference on operating assets, mainly related to FONI trade receivables that generated a Ps. 979 million gain during the 3Q2020, compared to Ps. 8,475 million during the 3Q2019, due to a lower depreciation of the argentine peso and, to a lesser extent, a lower balance of dollar denominated trade receivables during the period 3Q2020. As a reference, during the 3Q2020, the Argentine peso depreciated 8%, compared to 36% during the third 2019 mainly after the Presidential Primary elections held in August 2019.
(iii)
a Ps. 4,784 million one-time-gain registered in the third quarter 2019, measured in the current unit of September 30, 2020, associated to the 2013-2016 CAMMESA trade receivables cancelation5. Without considering this effect, interests on trade receivables, mainly from CAMMESA, amounted Ps. 622 million during the 3Q2020, as compared to Ps. 858 million in the 3Q2019 due to a lower trade receivables balance maintained, mainly on FONI receivables, and lower interest rates during the period.

5 During the 3Q2019, CAMMESA, in accordance to a general offer maid to all generators, cancelled the pending trade receivables from CAMMESA accrued between 2013 and 2016, after offsetting the balance of loans and advances granted by CAMMESA. Consequently, Central Puerto booked a Ps. 3,502 million gain in interests, measured in the current unit of September 30, 2019. For more information, please see the 3Q2019 Financial Statements.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2192 inversores@centralpuerto.com www.centralpuerto.com

 Results for the Quarter and nine-month period
 Ended on September 30, 2020

This was partially offset by

(iv)
a Ps. 841 million non-cash charge related to the property, plant and equipment impairment registered during the 3Q2019.

Consolidated Net income was Ps. 2,287 million and Net income for shareholder was Ps. 2,272 million or Ps. 1.51 per share or Ps. 15.1 per ADR, in the 3Q2020, compared to Ps. 4,817 million and 5,693 million, respectively, or Ps. 3.78 per share or Ps. 37.8 per ADR, in the 3Q2019. In addition to the above-mentioned factors, net income was negatively impacted by (i) lower financial income which amounted to Ps. 927 million during the 3Q2020, compared to Ps. 1,199 million in the 3Q2019, mainly due to lower FX difference results on financial assets denominated in foreign currency (which excludes FONI and other trade receivables), measured in argentine pesos, partially compensated by a higher mark-to-market gain on financial assets, and (ii) positively impacted by lower financial expenses that amounted to Ps. 4,422 million in the 3Q2020, compared to Ps. 13,269 million in the 3Q2019, mainly due to lower foreign exchange difference on loans, most of which are denominated in US dollars. As a reference, during the 3Q2020, the peso depreciated 8.1%, compared to 35.6%, during the 3Q2019.

Additionally, the share of profit of associates was Ps. 101 million gain during the 3Q2020 compared to Ps. 588 million during the 3Q2019, mainly due to lower results from the operations of Ecogas due to lack of tariff adjustments for the natural gas distribution business during 2020.

Finally, the gain on net monetary position totaled Ps. 322 million during the 3Q2020, as compared to Ps. 954 million in the 3Q2019.

FONI collections totaled Ps. 1,392 million in the 3Q2020, -including VAT, associated to the FONI trade receivables for Vuelta de Obligado Plant.

9M2020 Results Analysis

Revenues decreased 14% to Ps. 25,894 million in the 9M2020, as compared to Ps. 30,054 million in the 9M2019. The decrease in revenues was mainly affected by the abrogation of Resolution No. 70/2018 mentioned above, on December 30, 2019. Consequently, fuel remuneration for units under Energía Base regulatory framework (and other related concepts), amounted to Ps. 794 million during the 9M2020, compared to Ps. 8,912 million during the 9M2019, when Res. 70/18 was in force (see “—Factors Affecting Our Results of Operations—Our Revenues—The Energía Base” in the Company’s 20-F filing).

Without considering fuel remuneration, Revenues for the 9M2020 would have been Ps. 25,100 million, a 19% increase compared to Ps. 21,142 million in the 9M2019. This increase was mainly due to:

(i)
an increase in Sales under contracts, which amounted to Ps. 12,250 million during the 9M2020, as compared to Ps. 5,173 million in the 9M2019, mainly due to the revenues related to the Brigadier López Plant, which was acquired in June 2019, the new Luján de Cuyo cogeneration unit, which started operations on October 2019, and the wind farms La Castellana II, La Genoveva II, Manque and Los Olivos which started operations during June 2019, September 2019, December 2019, and February 2020, respectively;

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2192 inversores@centralpuerto.com www.centralpuerto.com

 Results for the Quarter and nine-month period
 Ended on September 30, 2020

(ii)
an increase in the Steam Sales from the new Luján de Cuyo cogeneration unit, which totaled Ps. 740 million in the 9M2020, compared to Ps. 262 million in the 9M2019.

This increase was partially offset by a decrease in Spot Sales/Energía Base (Revenues from Resolution 1, Resolution 31, Resolution 19, SGE Resolution 70/2018 and amendments) which, without considering the remuneration associated to the self-procured fuel under Res. 70/18 mentioned above, were Ps. 11,330 million in the 9M2020 as compared to 14,988 million in the 9M2019, mainly due to the a decrease in prices for units under the Energía Base Regulatory framework established by Res. 31/2020, in force since February 1, 2020, and the suspension of Annex VI of such resolution (monthly price adjustment procedure) instructed by the Secretariat of Energy to CAMMESA on April 8, 2020.

To a lesser extent, Spot Sales/Energía Base where also affected by (i) the unavailability of the combined cycle LDCUCC25 between April 12 and July 16, 2020 mentioned above, which reduced revenues from power availability and the energy generation from this unit, part of which may be mitigated by the Comprehensive Operational Risk and Loss of Profits insurance, (ii) a 620 GWh reduction in energy generation from the rest of the thermal units under this segment, mainly due to the effects of the Quarantine and, (iii) a 203 GWh reduction in energy generation from the Piedra del Águila hydro plant due to less water availability in the Collón Curá and Limay rivers.

Gross profit increased 3% to Ps. 14,871 million in the 9M2020, compared to Ps. 14,468 million in 9M2019. This increase was due to (i) the above-mentioned variation in revenues (without considering fuel remuneration), and (ii) a 29% reduction in the costs of sales that totaled Ps. 11,023 million, compared to Ps. 15,586 million in the 9M2019. This decrease in the cost of sales was primarily driven by:

(i)
A 75% decrease in the purchase of fuel (and related concepts) used in the units that sell steam, and electricity under contracts or Energía Base (when applicable), which totaled Ps. 2,075 million during the 9M2020, as compared to Ps. 8,285 million in the 9M2019, mainly due to the cost of the self-supplied fuel purchased in accordance to Res. 70/18, which was in force during the 9M2019, but was abrogated on December 30, 2019, as described above;
This was partially offset by:

(ii)
a 23% increase in non-fuel-related costs of production, which totaled Ps. 8,948 million in the 9M2020, as compared to Ps. 7,301 million in the 9M2019, mainly due to the increase in the installed capacity following the acquisition of Brigadier López plant and the COD of the new thermal and renewable energy plants.

Gross Profit Margin totaled 57% during the 9M2020, as compared to 48% in the 9M2019. This change was mainly a consequence of (i) the operation of purchase of self-supplied fuel, which was in force during the 9M2019 but not during the 9M2020, that has a lower gross profit margin as compared to the gross profit margin of the rest of the operations of the company.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2192 inversores@centralpuerto.com www.centralpuerto.com

 Results for the Quarter and nine-month period
 Ended on September 30, 2020

Operating income before other operating results, net, was Ps. 12,971 million, compared to Ps. 12,273 million in the 9M2019. This increase was due to (i) the above-mentioned growth in gross profits, and (ii) a 13% decrease (in real terms) in administrative and selling expenses that totaled Ps. 1,900 million in the 9M2020, as compared to Ps. 2,196 million in the 9M2019, mainly driven by a Ps. 310 million reduction in tax on bank account transactions which during the 9M2019 had been significantly higher due to the purchase of the Brigadier López plant, and higher capital expenditures and loans received during the period.

Adjusted EBITDA was Ps. 24,347 million in the 9M2020, compared to Ps. 33,429 million in the 9M2019. This decrease was mainly due to:

(i)
the lower operating results before other operating income, net mentioned above, which includes an increase in depreciations and amortizations that totaled Ps. 3,829 million during the 9M2020, as compared to Ps. 2,295 million during the 9M2019, mainly related to the new renewable and thermal plants.

(ii)
interests on trade receivables, mainly from CAMMESA, which during the 9M2020 amounted Ps. 2,183 million, as compared to Ps. 7,503 million in the 9M2019, including the 4,784 million one-time-gain in interests associated to the trade receivables and debt compensation with CAMMESA booked during the 3Q2019 mentioned above, and

(iii)
lower foreign exchange difference on operating assets, mainly related to FONI trade receivables, which generated a Ps. 7,062 million gain during the 9M2020, compared to Ps. 12,672 million during the 9M2019. As a reference, during the 9M2020, the peso depreciated 27.2%, compared to 52.8%, during the 9M2019.

(iv)
a Ps. 1,348 million non-cash loss related to the property, plant and equipment impairment accrued during the 9M2020 on two Siemens branded generating groups stored in the supplier’s facilities and one General Electric branded generating group stored in Central Puerto’s Nuevo Puerto plant, which were valued using the fair value less cost of sale approach, compared to Ps. 841 million during the 9M2019.

Consolidated Net income was Ps. 5,729 million and Net income for shareholder was Ps. 5,693 million or Ps. 3.78 per share or Ps. 37.8 per ADR, in the 9M2020, compared to Ps. 8,965 million and 9,594 million, respectively, or a gain of Ps. 6.37 per share or Ps. 63.7 per ADR, in the 9M2019. In addition to the above-mentioned factors, net income was negatively impacted by a lower gain on share of profit of associates that totaled Ps. 67 million during the 9M2020 compared to Ps. 1,118 million during the 9M2019, mainly due to lower results from the operations of Ecogas due to lack of tariff adjustments for the natural gas distribution business during 2020, as mentioned above.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2192 inversores@centralpuerto.com www.centralpuerto.com

 Results for the Quarter and nine-month period
 Ended on September 30, 2020

This was partially offset by lower financial expenses that amounted to Ps. 14,644 million in the 9M2020, compared to Ps. 16,654 million in the 9M2019, mainly due to a lower foreign exchange difference on US dollars denominated loans, which was partially offset by a higher balance of such loans, mostly related to the expansion projects. As a reference, during the 9M2020, the peso depreciated 27.2%, compared to 52.8%, during the 9M2019.

Finally, the gain on net monetary position totaled Ps. 845 million during the 9M2020, as compared to a loss on the net monetary position of Ps. 3,105 million in the 9M2019.

FONI collections totaled Ps. 4,608 million in the 9M2020, -including VAT, associated to the FONI trade receivables for San Martín, Manuel Belgrano, and Vuelta de Obligado Plants.

Financial Situation

As of September 30, 2020, the Company and its subsidiaries had Cash and Cash Equivalents of Ps. 349 million, and Other Current Financial Assets of Ps. 11,564 billion.

The following chart breaks down the Net Debt position of Central Puerto (on a stand-alone basis) and its subsidiaries:

Million Ps.		As of September 30, 2020
Cash and cash equivalents (stand-alone)		56
Other financial assets (stand-alone)6		6,975
Financial Debt (stand-alone)		(24,057)
Composed of: Financial Debt (current) (Central Puerto S.A. stand-alone)	(15,005)
Financial Debt (non-current) (Central Puerto S.A. stand-alone)	(9,051)
Subtotal Central Puerto stand-alone Net Debt Position		(17,026)
Cash and cash equivalents of subsidiaries		293
Other financial assets of subsidiaries		4,589
Financial Debt of subsidiaries Composed of:		(24,016)
Financial Debt of subsidiaries (current)4	(3,251)
Financial Debt of subsidiaries (non-current) 4	(20,765)
Subtotal Subsidiaries Net Debt Position		(19,134)
Consolidated Net Debt Position		(36,160)

6 Excludes intercompany loans.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2192 inversores@centralpuerto.com www.centralpuerto.com

 Results for the Quarter and nine-month period
 Ended on September 30, 2020

Cash Flows of the 9M2020

Million Ps.	9M 2020 ended on September 30, 2020
Cash and Cash equivalents at the beginning	1,827
Net cash flows provided by operating activities	12,848
Net cash flows used in investing activities	(12,459)
Net cash flows used in financing activities	(1,938)
Exchange difference and other financial results	248
Loss on net monetary position by cash and cash equivalents	(176)
Cash and Cash equivalents at the end	349

Net cash provided by operating activities was Ps. 12,848 million during the 9M2020. This cash flow arises from (i) Ps. 20,519 million from the operating income obtained during the 9M2020, (ii) Ps. 9,825 million due to a decrease in the stock of trade receivables, mainly related to the FONI collections, (iii) Ps. 2,019 million in collection of interests from clients, including the ones from FONI, during the period and (iv) a Ps. 1,348 million non-cash impairment of property, plant and equipment charge included in the operating income, which was partially offset by (v) a Ps. 7,062 million non-cash foreign exchange difference on trade receivables, (vi) Ps. 3,124 million from income tax paid, and (vii) a 6,330 million reduction in trade and other payables, other non-financial liabilities and liabilities from employee benefits mainly due to (a) the payment of the self-procured fuel purchased prior to the abrogation of the Res. 70/18, as mentioned above, and (b) the cancellation of non-financial liabilities associated to the construction of the expansion projects.

Net cash used in investing activities was Ps. 12,459 million in 9M2020. This amount was mainly due to (i) Ps. 8,474 million in payments for the purchase of property, plant and equipment for the construction of the renewable and thermal projects, and (ii) Ps. 4,112 million used for the purchase of short-term financial assets, net, which was partially offset by (iii) Ps. 127 million in dividends collected from TJSM and TMB, the companies that operate the San Martín and Manuel Belgrano combined cycle plants from the FONI program.

Net cash used in financing activities was Ps. 1,938 million in the 9M2020. This amount was mainly the result of Ps. 2,183 million Bank and investment accounts overdrafts paid, net, and (ii) Ps. 2,169 million used interests and other financial costs paid, and (iii) Ps. 1,240 long-term loan principal payments, which were partially offset by (iii) Ps. 3,712 million in long-term loans received from the Green Bonds issuance described above (see A. 3Q2020 Highlights).

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2192 inversores@centralpuerto.com www.centralpuerto.com

 Results for the Quarter and nine-month period
 Ended on September 30, 2020

D. Tables

a.
Consolidated Statement of Income

	3Q 2020	3Q 2019
	Unaudited, subject to limited review according to rule ISRE 2410	Unaudited, subject to limited review according to rule ISRE 2410
	Thousand Ps.	Thousand Ps.

Revenues	9,079,350	10,616,109
Cost of sales	(3,616,864)	(4,365,368)
Gross income	5,462,486	6,250,741

Administrative and selling expenses	(600,114)	(808,125)
Other operating income	1,616,849	14,118,627
Other operating expenses	4,589	(366,187)
Property plant and equipment impairment	-	(841,138)
Operating income	6,483,810	18,353,918

Gain (loss) on net monetary position	322,257	954,204
Finance income	926,967	1,199,022
Finance expenses	(4,421,898)	(13,268,808)
Share of the profit of associates	101,412	587,592
Income before income tax	3,412,548	7,825,928
Income tax for the period	(1,125,641)	(3,009,103)
Net income for the period	2,286,907	4,816,825
Net total comprehensive income for the period	2,286,907	4,816,825

Attributable to:
-Equity holders of the parent	2,272,094	5,692,664
-Non-controlling interests	14,813	(875,840)
	2,286,907	4,816,824

Earnings per share:
Basic and diluted (Ps.)	1.51	3.78

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2192 inversores@centralpuerto.com www.centralpuerto.com

 Results for the Quarter and nine-month period
 Ended on September 30, 2020

	9M 2020	9M 2019
	Unaudited, subject to limited review according to rule ISRE 2410	Unaudited, subject to limited review according to rule ISRE 2410
	Thousand Ps.	Thousand Ps.

Revenues	25,893,833	30,054,186
Cost of sales	(11,022,882)	(15,585,851)
Gross income	14,870,951	14,468,335

Administrative and selling expenses	(1,899,598)	(2,195,597)
Other operating income	9,266,553	20,177,800
Other operating expenses	(371,681)	(475,607)
Property plant and equipment impairment	(1,347,549)	(841,138)
Operating income	20,518,676	31,133,793

Gain (loss) on net monetary position	844,630	(3,104,644)
Finance income	2,576,132	2,697,255
Finance expenses	(14,643,833)	(16,654,133)
Share of the profit of associates	66,985	1,117,820
Income before income tax	9,362,590	15,190,091
Income tax for the period	(3,633,877)	(6,225,336)
Net income for the period	5,728,713	8,964,755
Net total comprehensive income for the period	5,728,713	8,964,755

Attributable to:
-Equity holders of the parent	5,692,554	9,593,777
-Non-controlling interests	36,159	(629,022)
	5,728,713	8,964,755

Earnings per share:
Basic and diluted (Ps.)	3.78	6.37

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2192 inversores@centralpuerto.com www.centralpuerto.com

 Results for the Quarter and nine-month period
 Ended on September 30, 2020

b.
Consolidated Statement of Financial Position

	As of September 30, 2020	As of December 31, 2019
	Unaudited, subject to limited review according to rule ISRE 2410	Unaudited, subject to limited review according to rule ISRE 2410
	Thousand Ps.	Thousand Ps.
Assets
Non-current assets
Property, plant and equipment	73,514,001	69,333,791
Intangible assets	7,119,272	8,644,335
Investment in associates	4,158,921	4,219,664
Trade and other receivables	27,494,994	29,654,003
Other non-financial assets	543,687	842,797
Inventories	173,944	176,303
	113,004,819	112,870,893
Current assets
Inventories	1,032,771	804,164
Other non-financial assets	1,016,696	1,230,528
Trade and other receivables	17,061,669	19,127,137
Other financial assets	11,564,133	9,414,692
Cash and cash equivalents	348,541	1,826,834
	31,023,810	32,403,355
Total assets	144,028,629	145,274,248

Equity and liabilities
Equity
Capital stock	1,514,022	1,514,022
Adjustment to capital stock	22,859,107	22,859,107
Legal reserve	3,447,539	2,908,929
Voluntary reserve	43,547,209	32,420,004
Other equity accounts	(1,766,101)	-
Retained earnings	5,692,554	11,665,815
Equity attributable to shareholders of the parent	75,294,330	71,367,877
Non-controlling interests	90,570	966,959
Total Equity	75,384,900	72,334,836

Non-current liabilities
Other non-financial liabilities	4,945,542	5,325,274
Other loans and borrowings	29,816,134	37,527,123
Compensation and employee benefits liabilities	306,002	280,383
Provisions	32,297	11,432
Deferred income tax liabilities	8,111,410	7,716,635
	43,211,385	50,860,847

Current liabilities
Trade and other payables	2,321,298	7,214,353
Other non-financial liabilities	2,295,814	2,120,916
Other loans and borrowings	18,256,814	9,814,772
Compensation and employee benefits liabilities	738,720	854,443
Income tax payable	1,783,951	2,040,505
Provisions	35,747	33,576
	25,432,344	22,078,565
Total liabilities	68,643,729	72,939,412
Total equity and liabilities	144,028,629	145,274,248

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2192 inversores@centralpuerto.com www.centralpuerto.com

 Results for the Quarter and nine-month period
 Ended on September 30, 2020

c.
Consolidated Statement of Cash Flow

	9M 2020	9M 2019
	Unaudited, subject to limited review according to rule ISRE 2410	Unaudited, subject to limited review according to rule ISRE 2410
	Thousand Ps.	Thousand Ps.
Operating activities
Income for the period before income tax	9,362,590	15,190,091

Adjustments to reconcile income for the period before income tax to net cash flows:
Depreciation of property, plant and equipment	2,256,253	1,784,006
Amortization of intangible assets	1,572,430	510,907
Property, plant and equipment impairment	1,347,549	841,138
Discount of trade and other receivables and payables, net	21,538	311,684
Interest earned from customers	(2,183,270)	(7,502,691)
Commercial and fiscal interests lost	334,112	-
Financial income	(2,576,132)	(2,697,255)
Financial expenses	14,643,833	16,654,133
Share of the profit of associates	(66,985)	(1,117,820)
Stock-based payments	1,396	27,675
Movements in provisions and long-term employee benefit plan expenses	97,249	180,798
Foreign exchange difference for trade receivables	(7,061,912)	(12,672,068)
Loss on net monetary position	(7,556,879)	(10,957,469)

Working capital adjustments:
Decrease in trade and other receivables	9,825,518	15,727,838
Decrease in other non-financial assets and inventories	265,156	(342,280)
(Decrease) Increase in trade and other payables, other non-financial liabilities and liabilities from employee benefits	(6,329,653)	(302,963)
	13,952,793	15,635,724
Interest received from customers	2,018,925	5,256,613
Income tax paid	(3,123,749)	(10,881,862)
Net cash flows provided by operating activities	12,847,969	10,010,475

Investing activities
Purchase of property, plant and equipment	(8,473,728)	(13,652,723)
Acquisition of Brigadier López plant	-	(10,353,531)
Dividends received	126,639	494,380
Sale of available-for-sale assets, net	(4,112,124)	(2,354,121)
Net cash flows used in investing activities	(12,459,213)	(25,865,995)

Financing activities
Banks and investment accounts overdrafts received (paid), net	(2,182,831)	489,638
Long term loans received	3,711,589	19,207,144
Long term loans paid	(1,240,342)	(798,376)
Interests and other loan costs paid	(2,169,333)	(2,692,318)
Contributions from non-controlling interests	-	237,131
Dividends paid	(57,450)	(28,408)
Net cash flows (used) provided by financing activities	(1,938,367)	16,414,811

Increase in cash and cash equivalents	(1,549,611)	559,291
Exchange difference and other financial results	247,764	746,099
Monetary results effect on cash and cash equivalents	(176,446)	444,826
Cash and cash equivalents as of January 1	1,826,834	432,578
Cash and cash equivalents as of September 30, 2020	348,541	2,182,794

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2192 inversores@centralpuerto.com www.centralpuerto.com

 Results for the Quarter and nine-month period
 Ended on September 30, 2020

E. Information about the Conference Call

There will be a conference call to discuss Central Puerto’s Third Quarter 2020 results on November 12, 2020 at 9:00 New York Time / 11:00 Buenos Aires Time.

The conference will hosted by Mr. Jorge Rauber, Chief Executive Officer, and Fernando Bonnet, Chief Operating Officer. To access the conference call, please dial:

United States Participants (Toll Free): 1-888-317-6003
Argentina Participants (Toll Free): 0800-555-0645
International Participants : +1-412-317-6061
Passcode: 3516405

The Company will also host a live audio webcast of the conference call on the Investor Relations section of the Company's website at www.centralpuerto.com. Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast. The call will be available for replay on the Company website under the Investor Relations section.

 You may find additional information on the Company at:

●
http://investors.centralpuerto.com/
●
www.sec.gov
●
www.cnv.gob.ar

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2192 inversores@centralpuerto.com www.centralpuerto.com

 Results for the Quarter and nine-month period
 Ended on September 30, 2020

Glossary

In this release, except where otherwise indicated or where the context otherwise requires:

●
“BCRA” refers to Banco Central de la República Argentina, Argentina’s Central Bank,

●
“CAMMESA” refers to Compañía Administradora del Mercado Mayorista Eléctrico Sociedad Anónima;

●
“COD” refers to Commercial Operation Date, the day in which a generation unit is authorized by CAMMESA (in Spanish, “Habilitación Comercial”) to sell electric energy through the grid under the applicable commercial conditions;

●
“CVP” refers to Variable Cost of Production of producing energy, which may be declared by the generation companies to CAMMESA;

●
“CVO effect” refers to the CVO receivables update, and interests triggered by the CVO Plant Commercial Operation Approval;

●
“Ecogas” refers collectively to Distribuidora de Gas Cuyana (“DGCU”), Distribuidora de Gas del Centro (“DGCE”), and their controlling company Inversora de Gas del Centro (“IGCE”);

●
“Energía Base” (legacy energy) refers to the regulatory framework established under Resolution SE No. 95/13, as amended, currently regulated by Resolution SE No. 31/20;

●
“FONINVEMEM” or “FONI”, refers to the Fondo para Inversiones Necesarias que Permitan Incrementar la Oferta de Energía Eléctrica en el Mercado Eléctrico Mayorista (the Fund for Investments Required to Increase the Electric Power Supply) and Similar Programs, including Central Vuelta de Obligado (CVO) Agreement;

●
“MATER”, refers to Mercado a Término de Energía Renovable or Term Market for Renewable Energy, and is the regulatory framework that allows generators to sell electric energy from renewable sources directly to large users.

●
“p.p.”, refers to percentage points;

●
“PPA” refers to power purchase agreements.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2192 inversores@centralpuerto.com www.centralpuerto.com

 Results for the Quarter and nine-month period
 Ended on September 30, 2020

Disclaimer

Rounding amounts and percentages: Certain amounts and percentages included in this release have been rounded for ease of presentation. Percentage figures included in this release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this release may not sum due to rounding.

This release contains certain metrics, including information per share, operating information, and others, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

OTHER INFORMATION

Central Puerto routinely posts important information for investors in the Investor Relations support section on its website, www.centralpuerto.com. From time to time, Central Puerto may use its website as a channel of distribution of material Company information. Accordingly, investors should monitor Central Puerto’s Investor Support website, in addition to following the Company’s press releases, SEC filings, public conference calls and webcasts. The information contained on, or that may be accessed through, the Company’s website is not incorporated by reference into, and is not a part of, this release.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this Earnings Release as “forward-looking statements”) that constitute forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The words ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘expect’’, ‘‘should’’, ‘‘plan’’, ‘‘intend’’, ‘‘will’’, ‘‘estimate’’ and ‘‘potential’’, and similar expressions, as they relate to the Company, are intended to identify forward-looking statements.

Statements regarding possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition, expected power generation and capital expenditures plan, are examples of forward-looking statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2192 inversores@centralpuerto.com www.centralpuerto.com

 Results for the Quarter and nine-month period
 Ended on September 30, 2020

The Company assumes no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and the Company’s business can be found in the Company’s public disclosures filed on EDGAR (www.sec.gov).

Adjusted EBITDA

In this release, Adjusted EBITDA, a non-IFRS financial measure, is defined as net income for the year, plus finance expenses, minus finance income, minus share of the profit of associates, minus depreciation and amortization, plus income tax expense, plus depreciation and amortization, minus net results of discontinued operations.

Adjusted EBITDA is believed to provide useful supplemental information to investors about the Company and its results. Adjusted EBITDA is among the measures used by the Company’s management team to evaluate the financial and operating performance and make day-to-day financial and operating decisions. In addition, Adjusted EBITDA is frequently used by securities analysts, investors and other parties to evaluate companies in the industry. Adjusted EBITDA is believed to be helpful to investors because it provides additional information about trends in the core operating performance prior to considering the impact of capital structure, depreciation, amortization and taxation on the results.

Adjusted EBITDA should not be considered in isolation or as a substitute for other measures of financial performance reported in accordance with IFRS. Adjusted EBITDA has limitations as an analytical tool, including:

●
Adjusted EBITDA does not reflect changes in, including cash requirements for, working capital needs or contractual commitments;

 ●
Adjusted EBITDA does not reflect the finance expenses, or the cash requirements to service interest or principal payments on indebtedness, or interest income or other finance income;

●
Adjusted EBITDA does not reflect income tax expense or the cash requirements to pay income taxes;

●
although depreciation and amortization are non-cash charges, the assets being depreciated or amortized often will need to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for these replacements;

●
although share of the profit of associates is a non-cash charge, Adjusted EBITDA does not consider the potential collection of dividends; and

●
other companies may calculate Adjusted EBITDA differently, limiting its usefulness as a comparative measure.

The Company compensates for the inherent limitations associated with using Adjusted EBITDA through disclosure of these limitations, presentation of the Company’s consolidated financial statements in accordance with IFRS and reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure, net income. For a reconciliation of the net income to Adjusted EBITDA, see the tables included in this release.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 219 2inversores@centralpuerto.com www.centralpuerto.com

 Results for the Quarter and nine-month period
 Ended on September 30, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: November 11, 2020	By:	/s/ FERNANDO BONNET
	Name:	Fernando Bonnet
	Title:	Attorney-in-Fact

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2192 inversores@centralpuerto.com www.centralpuerto.com